January 20, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549

Attn: Mr. Larry Spirgel


RE:     VoIP, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2004
        Form 10-Q for Fiscal Quarter Ended September 30, 2005
        File No. 0-28985


Dear Sirs:

     We are providing this correspondence in response to your letter dated December 30, 2005 relating to your review of the financial statements included in our filings referenced above.
Our responses to your comments are as follows:

10-KSB for the Year Ended December 31, 2004
-------------------------------------------

     Note B - Summary of Significant Accounting Policies
     ---------------------------------------------------

     1.Tell us whether you recognize revenue for Internet telephony services when the services are provided.

     We recognize revenue for internet telephony services when the services are provided. The following revised revenue recognition disclosure will be provided in our Form 10-KSB for the fiscal year ended December 31, 2005 and other future filings:

     "Revenue recognition - Revenues are derived from fees charged to terminate calls on our network, from monthly recurring charges associated with internet services, and from sales of hardware product.

     Variable revenue is earned based on the number of minutes during a call and is recognized upon completion of a call. Revenue for each customer is calculated from information received through our network switches. The Company tracks the information received from the switch and analyzes the call detail records and applies the respective revenue rate for each call.

     Fixed revenue is earned from monthly recurring services provided to customers that are fixed and recurring in nature, and are connected for a specified period of time. Revenue recognition commences after the provisioning, testing, and acceptance of the service by the customer. Revenues are recognized as the services are provided and continue until the expiration of the contract or until cancellation of the service by the customer.

     Revenue from hardware product sales is recognized when persuasive evidence of an arrangement exists, delivery to the customer has occurred, the sales price is fixed and determinable, and collectibility of the related receivable is considered probable."


10-QSB for the quarter ended September 30, 2005
-----------------------------------------------

     Note A - Organization and description of business and basis of presentation
     -----------------------------------------------------------

     2.Addressing SFAS 131, tell us how you concluded that you only have one reportable segment.

     Our subsidiaries generate revenues from (1) call routing, termination and other services provided through our network of voip soft switches; and (2) the sale of voip hardware products to other companies that, along with access to our voip network, enables cable operators and other companies to offer voip voice services to consumers.

     Paragraph 10.b. of SFAS 131 defines an operating segment as "a component of an enterprise whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance." We have been focused on growing the revenues of, and generating profit from, our voip network. The Company offers a complete solution to those companies who want to offer voip
     voice and data services.    The Company's chief operating
     decision maker (as defined under SFAS 131) through the end of the third quarter of fiscal 2005, our former CEO and Chairman, has communicated to current management that he managed the business from the "top down" and that he did not regularly review the separate operating results for the voip services and voip hardware products components of the Company's business when making decisions about asset allocation or performance assessment. Hardware product sales were viewed by former management as a supporting product offering for the Company's turnkey solution for growing its network revenues and not as a planned primary business. Consequently the operating results for the voip services and hardware segments of our business were not separately reported through September 30, 2005.

     During the fourth quarter of 2005 our management and operating structure began to change significantly. Our former Chairman and CEO resigned and we hired a new CEO,
     President and CFO.   We completed a major acquisition of the
     voip-related assets and business of another company and we began evaluating the possibility of disposing of our hardware products subsidiary.

     We anticipate that the function of chief operating decision maker will be performed by a group consisting of the CEO, President, CFO and other corporate executives (as needed). This new group's management approach to our business is presently being formulated. During the first quarter of 2006 we expect to finalize the way we will manage our business, evaluate the performance of its various components, and allocate resources. We will provide information consistent with our new management and organizational structure and in accordance with SFAS 131, beginning with the filing of our Form 10-QSB for the quarter ending March 31, 2006.

     Note D - Goodwill and Other Intangible Assets
     ---------------------------------------------

     3.Using the guidance in paragraphs 30-31 of SFAS 142, tell us how you determine your reporting units for purposes of performing your goodwill impairment test.

     Through the quarter ended September 30, 2005 the Company's practice was to perform goodwill impairment testing based on one reportable/operating segment. Beginning in 2006 goodwill impairment testing will be performed consistent with our revised management approach (see response to comment 2. above) and in accordance with paragraphs 30-31 of SFAS 142 and paragraphs 10-15 of SFAS 131.

     Note E - Acquisition of Caerus, Inc.
     ------------------------------------

     4.We do not believe that it is appropriate to assign a discount in the calculation of the purchase price due to restrictions. Please revise.

     GAAP requires the use of the fair values of assets distributed and liabilities incurred in measuring the cost of an acquired entity (SFAS 141, paragraph 20). We believe the fair value of the stock we distributed to acquire
     Caerus was significantly less than the quoted market price of our registered shares at the date of acquisition, since such stock was unregistered and therefore restricted under SEC Rule 144. The reduction of 25% applied to the quoted market price to estimate fair value of the restricted shares exchanged represents a discount to reflect the lack of marketability of these shares, which cannot be sold in the market for at least a year. While this is not the case for larger companies with a more active market for their stock, even after the one year R144 restriction is lifted, the limited market for our stock (an average daily trading volume of around 200,000 shares) will make future disposition of the 16.9 million VoIP shares given for Caerus a relatively lengthy process. The lack of marketability of the unregistered shares exchanged for Caerus results in a fair value for such shares significantly less than that for our freely tradable registered shares.

     Note G - Convertible Notes Payable
     ----------------------------------

     5.Provide us supplementally with the accounts and journal entry to record the issuance of the convertible notes payable.

     The entry recorded for the convertible notes payable was:

         Cash                            1,155, 166
         Debt discount*                     272,750
              Convertible notes payable               1,427,916


         *  represents original issue discount



     The entry recorded for the fair value of the warrants was:

         Debt discount                     1,356,620
              Additional paid-in capital               1,356,620


     The entry recorded to write off the debt discounts due to the immediate convertibility of the notes payable was:

         Interest and financing costs      1,629,370
              Debt discount                            1,629,370



     6.Tell us whether the warrants should be classified as liability or equity under EITF 00-19.

     We have reviewed paragraphs 12-32 of EITF 00-19.   The
     warrants issued in connection with the convertible notes have a provision that could result in a net-cash settlement. Accordingly, the warrants should be classified as debt.
     See further discussion of this misclassification in our following response to your comment 7.


     7.It appears that the conversion feature in your convertible debt meets the definition of an embedded derivative under paragraph 12 of SFAS 133. Please note that the conversion feature should be separated from the debt host and accounted for at fair value, unless it meets the scope exception in paragraph 11(a). To determine whether the scope exception is met, the conversion feature should be analyzed under EITF 00-19. Tell us how you concluded that you do not need to separate the conversion feature from the debt host.

     We have reviewed EITF 00-19 and noted that the conversion feature in our convertible debt does not meet the scope exception under paragraph 11(a) and should be separated from the debt host and accounted for at fair value. We have also concluded that we should account for our convertible debt under the guidance provided in EITF 00-27. Based upon paragraphs 5-7 of EITF 00-27 we believe the proper accounting for our convertible notes is as follows:


Allocation of Debt Proceeds:
                                          Relative        Allocation
                                        Fair Values    of Net Proceeds
                                        -----------    ---------------
Debt Principal                1,427,916      51.28%            592,369

Value of Warrants Issued      1,356,620      48.72%            562,797
                              ---------                ---------------
                              2,784,536                      1,155,166
                              =========                ===============




Calculation of Value of Beneficial Conversion Feature:


Debt principal                                            (A)         1,427,916

Conversion price                                          (B)              0.80

Shares issued upon conversion                          (A)/(B)=(C)    1,784,895

Allocated fair value of debt proceeds                     (D)           592,369

Effective conversion price                             (D)/(C)=(E)         0.33

Market value of stock at commitment date                  (F)              1.19

Intrinsic value of BCF per share                       (F) -(E)=(G)        0.86

Shares issued upon conversion                             (C)         1,784,895

Fair value of BCF                                      (C) X (G)      1,535,010


The discount recorded in connection with the beneficial conversion feature is not the $1,535,010 calculated above, but instead is limited to the amount of the remaining net debt proceeds of $592,369.

The entries to be recorded upon the issuance of the debt in July
2005 would be:


    Cash                                  1,155,166
    Original issue discount                 272,750
    Debt discount (for warrants and BCF)  1,155,166
           Convertible notes payable                   1,427,916
           Warrants liability                            562,797
           BCF derivative liability                      592,369


For the quarter ended September 30, 2005 the following entries would be recorded to amortize the debt discount over two year term of the convertible notes and to adjust the derivative liability to fair value at quarter end:

    Interest and financing costs            107,534
            Debt discount                                107,534

  (To amortize the debt discount under the effective interest method assuming a nominal net beginning principal balance of $50,000.)

    Interest and financing costs           1,549,505
             BCF derivative liability                  1,549,505

  (To adjust the BCF derivative liability to fair value at September 30, 2005.)

The adjustment above to the BCF derivative liability is calculated as follows:

Market price of stock at September 30, 2005                2.00

Conversion price                                           0.80

Difference - BCF per share                                 1.20
Number of shares issued upon conversion           X   1,784,895
                                                  -------------
BCF liability at September 30, 2005                   2,141,874
Less amount previously recognized                       592,369
                                                  -------------
Adjustment to BCF liability                           1,549,505
                                                  =============

A comparison of the amounts we recorded in our financial statements for the quarter ended September 30, 2005 for the convertible notes to the amounts calculated in this analysis is as follows:


                                      Income                         Debt
                                     Statement    Liabilities      Discount         Equity
                                   ------------   ------------   ------------   -------------
                                                            DR   (CR)

Entries recorded in 9/30/05  F/S:

    Issuance of notes/warrants                       (1,427,916)    1,629,370      (1,356,620)

    Expensing of discount             1,629,370                    (1,629,370)      1,629,370
                                   ----------------------------------------------------------

         Subtotals         (A)        1,629,370      (1,427,916)            -         272,750

Entries as determined herein:

    Issuance of notes/warrants                       (2,583,082)    1,427,916

    Amortization of discount            107,534                      (107,534)        107,534

    Adjust BCF liab to FV             1,549,505                    (1,549,505)      1,549,505
                                   ----------------------------------------------------------

         Subtotals         (B)        1,657,039      (4,132,587)    1,320,382       1,657,039
                                   ----------------------------------------------------------

Differences          (B) - (A)           27,669      (2,704,671)    1,320,382       1,384,289

                                   ==========================================================




The entry to adjust our financial statements for the quarter ended September 30, 2005 based upon the above would be:

    Interest and financing costs           27,669
    Debt discount - convertible notes   1,427,916
    Additional paid-in capital          1,356,620
            Warrants liability                        562,797
            BCF derivative liability                2,141,874
            Debt discount - convertible notes         107,534


The net impact of not recording the above entry is an understatement of the net loss for the quarter ended September 30, 2005 of $27,669, and a misclassification between additional paid-in capital (overstated) and liabilities (understated) of $1,356,620. Based upon SAB 99, as this adjustment does not impact cash flows, is immaterial to the net loss for quarter, and does not materially affect our financial statements from a quantitative or qualitative standpoint, we will record this adjustment in our 2005 fourth quarter.

The accounting for future issuances of convertible debt will be thoroughly evaluated based upon EITF 00-27, EITF 00-19, EITF 98-5, SFAS 133, SFAS 150 and other relevant guidance.

We acknowledge that:

  * the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,


Please contact the undersigned at (954) 434-2000 if you have questions regarding these responses to your comments.


Sincerely,



David Sasnett
Chief Financial Officer
VoIP, Inc.




cc:  Jesus Lago, Partner - Berkovits, Lago and Company, LLP
     Ronald Brown, Esq. - Andrews and Kurth, LLP